GlenRose Instruments Inc.
45 First Avenue, Waltham, MA 02451
Phone: (781) 622-1117, Fax (781) 622-1027

August 6, 2007

Via Facsimile and Edgar

Jennifer R. Hardy
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re:	GlenRose Instruments Inc.
Amendment No. 3 to Registration Statement on Form 10
File No. 000-51645

Dear Ms. Hardy:

The purpose of this letter is to respond to your letter of July 26, 2007 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses. We are concurrently filing Amendment No. 4 to Form 10 (the “Revised Form 10”). Our Form 10-K and Form 10-Q will be conformed to the final disclosures in the Form 10 at such time that the staff has indicated that it has no further comments on the Form 10.

Note 11 - Segment Data, page 68

1.
We note your revised disclosures in Note 11 in response to our prior comment 2. We also note that you have now included a third segment, Instruments, in your footnote since your last amendment. Please expand your disclosures in Note 11 to discuss this additional segment, as well as expand your disclosures in MD&A to explain this segment’s impact on your operating income and why this segment did not have any revenue or cost of sales during the year ended December 31, 2006.

Response: We have revised our disclosure in Note 11, as requested, to include discussion on our Instruments segment and have expanded our disclosure of general and administrative expenses in the MD&A to explain its impact on our financial statements.

2.
In addition, we repeat our prior comment to disclose revenue, cost of sales, and gross profit for each period that an income statement is presented, thereby also including this information for the year ended December 31, 2004. Refer to paragraph 25 of SFAS 131. We note in your response that prior to December 31, 2005, you did not separate fixed assets, capital expenditures, depreciation expense, and operating income. Please disclose this fact in your footnote to allow your readers to understand why this information has been excluded.

Securities & Exchange Commission
August 6, 2007

Response: We have revised our disclosure to include the information requested for December 31, 2004, and have revised our footnotes to disclose why we did not separate fixed assets, capital expenditures, depreciation expense, and operating income prior to December 31, 2005.

* * *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 622-1117, or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

GLENROSE INSTRUMENTS INC.

/s/ Anthony S. Loumidis

By: Anthony S. Loumidis
Chief Financial Officer

cc:	Ryan Rohn, Staff Accountant
Al Pavot, Senior Accountant
Matt Franker, Staff Accountant